Exhibit 2.1

Description of Rights of Each Class of Securities

Registered Under Section 12 of the Securities Exchange Act of 1934 (the “Exchange Act”)

American Depositary Shares (“ADSs”), each representing 100 H Shares of par value RMB 1.00 per share (the “H Shares”) of PetroChina Company Limited (“we,” “our company,” “our,” “us,” or the “Company”) were listed and traded on the New York Stock Exchange (the “NYSE”) until September 8, 2022. In connection with the listing, the H Shares and ADSs were registered under Section 12(b) of the Exchange Act. On September 8, 2022, our ADSs were delisted from the NYSE. On October 17, 2022, we terminated our ADR program by terminating the deposit agreement (the “Deposit Agreement”), dated March 29, 2000, among our company, Bank of New York Mellon (the “Depositary”), and the holders of ADRs thereunder. The ADSs and the H Shares are now deemed to be registered under Section 12(g) of the Exchange Act. This exhibit contains a description of the rights of (i) the holders of H Shares and (ii) ADS holders.

H Shares

The following are summaries of material provisions of our amended and restated memorandum and articles of association and the applicable PRC laws and regulations, insofar as they relate to the material terms of our H Shares. Notwithstanding this, because it is a summary, it may not contain all the information that you may otherwise deem important. For more complete information, you should read the entire memorandum and articles of association, which is an exhibit to our annual report on Form 20-F (the “Form 20-F”).

Type and Class of Securities (Item 9.A.5 of Form 20-F)

The Company’s H Shares are of par value RMB 1.00 per share. The respective number of H Shares that have been issued and outstanding as of the last day of a financial year is set forth on the cover of the Form 20-F. The Company’s H Shares are registered shares. All H-Shares listed in Hong Kong which have been fully paid-up may be freely transferred in accordance with the Company’s Articles of Association, relevant laws, regulations and the applicable listing rules. However, unless such transfer complies with the following requirements, the board of directors may refuse to recognize any instrument of transfer and would not need to provide any reason therefor: (1) a fee of HK$2.50 per instrument of transfer or such higher amount as the board of directors may from time to time require but not exceeding the amount agreed from time to time in the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited has been paid to the Company for registration of the instrument of transfer and other documents relating to or which will affect the ownership of the shares; (2) the instrument of transfer only relates to H-Shares; (3) the stamp duty which is chargeable on the instrument of transfer has already been paid; (4) the relevant share certificate(s) and any other evidence which the board of directors may reasonably require to show that the transferor has the right to transfer the shares have been provided; (5) if it is intended that the shares be transferred to joint owners, the number of joint owners shall not be more than four; (6) the Company does not have any lien on the relevant shares. If the Company refuses to register any transfer of shares, the Company shall provide the transferor and transferee with a notice of refusal to register such transfer within two (2) months of formal application for the transfer. No change may be made in the H Share register of shareholders as a result of a transfer of shares within thirty days prior to the date of a shareholders’ general meeting or within five days prior to the record date set by the Company for its distribution of dividends.

Preemptive Rights (Item 9.A.3 of Form 20-F)

See “Item 10. Additional Information — B. Memorandum and Articles of Association.”

Limitations or Qualifications (Item 9.A.6 of Form 20-F)

See “Item 8. Financial Information — A. Consolidated Statements and other Financial Information — Dividend Policy,” “Item 10. Additional Information — B. Memorandum and Articles of Association” and “Item 12.

Description of Securities Other than Equity Securities — D. American Depositary Shares” of the Form 20-F, as well as the disclosure below on American Depositary Shares as required by Items 12.D.1 and 12.D.2 of the Form 20-F.

Other Rights With Respect To Securities Other than Common or Ordinary Shares (Item 9.A.7 of Form 20-F)

Not applicable.

Rights of the Shares (Item 10.B.3 of Form 20-F)

See “Item 8. Financial Information — A. Consolidated Statements and Other Financial Information — Dividend Policy” and “Item 10. Additional Information — B. Memorandum and Articles of Association – Shareholders’ Rights” of the Form 20-F.

Requirements for Amendments (Item 10.B.4 of Form 20-F)

See “Item 10. Additional Information — B. Memorandum and Articles of Association” of the Form 20-F.

Limitations on the Rights to Own Shares (Item 10.B.6 of Form 20-F)

See “Item 10. Additional Information — D. Exchange Controls” and “Item 12. Description of Securities Other than Equity Securities — D. American Depositary Shares” of the Form 20-F, as well as the disclosure below on American Depositary Shares as required by Items 12.D.1 and 12.D.2 of the Form 20-F.

Provisions Affecting Any Change of Control (Item 10.B.7 of Form 20-F)

There is no provision in the Company’s Memorandum and Articles of Association that have an effect of delaying, deferring or preventing a change in control of the Company and that would operate only with respect to a merger, acquisition or corporate restructuring involving the Company (or any of its subsidiaries).

Ownership Threshold (Item 10.B.8 of Form 20-F)

There is no such provision in the Company’s Memorandum and Articles of Association governing the ownership threshold above which shareholder ownership must be disclosed. Shareholders will, however, be required to disclose shareholder ownership in according with the applicable securities laws, regulations and listing rules where the securities of the Company are listed.

Differences between the Law of Different Jurisdictions (Item 10.B.9 of Form 20-F)

See “Item 16G — Corporate Governance” of the Form 20-F.

Changes in Capital (Item 10.B.10 of Form 20-F)

See “Item 10. Additional Information — B. Memorandum and Articles of Association – Share Capital” of the Form 20-F.

Debt Securities (Item 12.A of Form 20-F)

Not applicable.

Warrants and Rights (Item 12.B of Form 20-F)

Not applicable.

Other Securities (Item 12.C of Form 20-F)

Not applicable.

American Depositary Shares (Items 12.D.1 and 12.D.2 of Form 20-F)

Until October 17, 2022, when the Deposit Agreement and the ADR program were terminated, the Depositary issued ADSs upon the deposit of H Shares with its custodian, as agent of the Depositary. Each ADS represented an ownership interest of 100 H Shares, deposited with the custodian. On August 29, 2022, we filed a Form 25 to delist our ADSs from the NYSE. The delisting became effective on September 8, 2022. The Deposit

Agreement and the ADR program were terminated on October 17, 2022 (the “Termination Date”). You are able to surrender ADSs for cancellation and to take delivery of the deposited securities at any time prior to October 20, 2023. If you surrender ADSs for delivery of the deposited securities, you must pay a cable fee of $17.5, a cancellation fee of up to $5.0 per 100 ADR surrendered and any applicable U.S. or local taxes or governmental charges. Subsequent to October 20, 2023, under the terms of the Deposit Agreement, the Depositary may attempt to sell the H shares. If the Depositary has sold the H shares, you may surrender your ADRs to obtain payment of the sale proceeds, net of the expenses of sale, any applicable U.S. or local taxes or government charges and a cancellation fee of up to $0.05 per ADS. The address of the Depositary is: The Bank of New York Mellon, 240 Greenwich Street, Depositary Receipts Division – 8th Floor, Attention: Cancellation Desk, New York, NY 10286. Registered or overnight mail is the suggested method of delivering DRs to the Depositary.